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                                                            OMB APPROVAL
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                   INTERMEDIA COMMUNICATIONS OF FLORIDA, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    458801107
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458801107

1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS
    PATRICOF & CO. VENTURES, INC. / 13-2647531

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) / /
                                                                         (b) / /

3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    NEW YORK

                5   SOLE VOTING POWER
  NUMBER OF         -0-
   SHARES
BENEFICIALLY    6   SHARED VOTING POWER
  OWNED BY          -0-
    EACH
  REPORTING     7   SOLE DISPOSITIVE POWER
   PERSON           -0-
    WITH
                8   SHARED DISPOSITIVE POWER
                    -0-

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -0-

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES         / /
    (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    0%

12  TYPE OF REPORTING PERSON (See Instructions)
    CO

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Item 1.  (a) Name of Issuer:
             INTERMEDIA COMMUNICATIONS OF FLORIDA, INC.
         (b) Address of Issuer's Principal Executive Offices or, if none, Residence:
             3625 QUEEN PALM DRIVE, TAMPA, FL 33619

Item 2.  (a) Name of Person Filing:
             PATRICOF & CO. VENTURES, INC.
         (b) Address of Principal Business Office or, if none, Residence:
             445 PARK AVENUE, NEW YORK, NY 10022
         (c) Citizenship:
             NEW YORK
         (d) Title of Class of Securities:
             COMMON STOCK
         (e) CUSIP Number:
             458801107

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:
         (a) / / Broker or Dealer registered under Section 15 of the Act
         (b) / / Bank as defined in section 3(a)(6) of the Act
         (c) / / Insurance Company as defined in section 3(a)(19) of the Act
         (d) / / Investment Company registered under section 8 of the Investment Company Act
         (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement
                 Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F)
         (g) / / Parent Holding Company, in accordance with 13d-1(b)(ii)(G) (Note: See Item 7)

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         (h) / / Group, in accordance with 13d-1(b)(1)(ii)(H)

Item 4.  Ownership:
         (a) Amount Beneficially Owned: 0*
         (b) Percent of Class: 0%
         (c) Number of Shares as to which such person has:
             (i)   sole power to vote or direct the vote - 0*
             (ii)  shared power to vote or direct the vote - 0*
             (iii) sole power to dispose or direct the disposition of - 0*
             (iv) shared power to dispose or direct the disposition of - 0* *SEE RIDER A ATTACHED

Item 5.  Ownership of Five Percent or Less of a Class:
         THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
         NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group
         NOT APPLICABLE

Item 9.  Notice of Dissolution of Group
         NOT APPLICABLE

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Item 10. Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BY: /s/ Alan Patricof
                                           ALAN PATRICOF

Dated: January 27, 1997

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                                     RIDER A

PATRICOF & CO. VENTURES, INC. ("PATRICOF") WAS DEEMED TO BE THE BENEFICIAL OWNER OF SHARES OF COMMON STOCK OWNED BY APA EXCELSIOR II, A NEW YORK LIMITED PARTNERSHIP ("EXCELSIOR II") AND SHARES OF COMMON STOCK OWNED BY APA EXCELSIOR VENTURE CAPITAL HOLDINGS (JERSEY), A CHANNEL ISLANDS CORPORATION ("EXCELSIOR VCH"). EACH OF SUCH ENTITIES IS MANAGED OR ADVISED BY PATRICOF AND, AS SUCH, PATRICOF WAS DEEMED TO HAVE SHARED VOTING AND DISPOSITIVE POWER WITH THE GENERAL PARTNERS OF EXCELSIOR II WITH RESPECT TO SHARES OF COMMON STOCK OWNED BY EXCELSIOR II AND SOLE VOTING AND DISPOSITIVE POWER WITH RESPECT TO SHARES OF COMMON STOCK OWNED BY EXCELSIOR VCH.